[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

DAVID S. GOLDSTEIN

DIRECT LINE: 202.383.0606

Internet: david.goldstein@sablaw.com

September 4, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Mail Stop 10-5

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	GE Investments Funds, Inc.

File Nos. 2-91369; 811-04041

Commissioners:

On behalf of GE Investments Funds, Inc. (the “Company”), attached for filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”), Rule 101(a) of Regulation S-T, and the Investment Company Act of 1940, is a conformed electronic format copy of post-effective amendment number 43 to the Company’s Form N-1A registration statement referenced above (the “Amendment”). The Amendment has been manually signed by the persons specified in the 1933 Act. Pursuant to Rule 302 of Regulation S-T, the Company will retain the manually executed copy of the Amendment.

The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the 1933 Act. As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).

By e-mail on July 10, 2008, Mark Cowan, a member of the staff of the Commission, provided us with the following comments regarding post-effective amendment number 41 to the Company’s registration statement. On behalf of the Company, set forth below are the comments received by the Company and the Company’s responses to such comments:

1.	Prior Performance Information of GE Asset Management

a. The disclosure includes performance of a composite of certain private accounts managed by GE Asset Management, the investment advisor to the Emerging Markets Equity Fund. The registrant should disclose that the performance includes all Accounts managed by GE Asst Management that are substantially similar to the fund. Otherwise, please supplementally represent to the staff that the exclusion of Accounts would not cause the composite performance to be misleading.

Securities and Exchange Commission

September 4, 2008

b. Footnote 2 notes that the performance returns in the table reflect the deduction of estimated net annual operating expenses of the Emerging Markets Equity Fund Class 1 shares, but do not reflect the imposition of sales charges, if any. Please also note that the performance returns do not reflect insurance company separate account fees and expenses.

c. The above comments also apply to the disclosure regarding the High Yield composite performance returns.

The Company has made changes consistent with the foregoing comments to the prior performance discussion related to the Emerging Markets Equity Fund and the High Yield Fund.

2.	Financial Highlights

Please include the years ended for the fund’s financial performance (they appear to be missing from the table headings).

Please note that each table contained in the Financial Highlights section of the prospectus indicates the years ended for the respective fund’s financial performance in the first row of the table.

3.	Real Estate Securities Fund

We note the turnover rate for the Real Estate Securities Fund was 106% for 2007. Please add disclosure that the portfolio may engage in active and frequent trading of portfolio securities which may increase costs and may adversely affect performance. Instruction 7 to Item 4(b) of Form N-1.

In response to the comment, the Company has added the following language to the discussion of the Real Estate Securities Fund in the prospectus:

“During certain market conditions the Fund may have a high portfolio turnover rate, which may cause the Fund to experience increased transaction costs and impact the Fund’s performance. For more information on the risks associated with high portfolio turnover, please see “More on Strategies, Risks and Disclosure of Portfolio Holdings – More on Risks” later in this prospectus.”

Securities and Exchange Commission

September 4, 2008

In connection with our response to the aforementioned comment, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) comments from the Commission staff or changes to disclosure in response to comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert comments from the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions of comments, please call the undersigned at the above number or Michael Pawluk at (202) 383-0770.

Sincerely,

/s/ David S. Goldstein
David S. Goldstein

Attachment

cc:	Jeanne LaPorta, Esq.

JoonWon Choe, Esq.

Joseph Carucci